


SEC MAIL PROCESSING SECTION
RECEIVED
SEP 21 2004
WASH. D.C.
179

ANNUAL REPORT

AR/S


04043585

P.E.
6/30/04

First Federal

First Things First.

First Things First.

Dear Fellow Shareholders:

On behalf of the Board of Directors, our management team and all the staff of FFD Financial Corporation and its subsidiary, First Federal Community Bank, it is our pleasure to present our 2004 Annual Report.

This past fiscal year was a challenging period as the low interest rate environment, which had continued longer than most anticipated, began a period of transition. With the low rates which prevailed for several years, large numbers of consumers refinanced their residential mortgage debt to lower long term interest rates. Due to interest rate risk concerns, we chose not to retain most of these mortgage loan refinancings and instead sold them in the secondary market. While we benefited in the last several years from record loan sale gains and lower operating expenses as loan origination activity enabled us to offset certain operating expenses, the long term impact has been a reduction in interest earning assets and slowed asset growth. As interest rates began to rise and the refinancing activity slowed in fiscal year 2004, the lower volume of loan sales reduced income and caused an increase in operating costs.

FFD Financial reported net income for the fiscal year ended June 30, 2004 of $687,000 or $.59 per diluted share. This compares to $1,032,000 in 2003 or $.86 per diluted share.

During the fiscal year ended June 30, 2004:

- Quarterly cash dividends totaling $.415 per share were paid to shareholders, representing a 2.9% annual dividend return based on the average of the low and high trading prices for the fiscal year.
- 18,477 common shares were repurchased at an average cost of $15.09.
- Residential real estate loan balances declined $5.4 million or 8.7%.
- Business and consumer loans increased $4.0 million or 7.2%.
- Total loan originations were $69.8 million compared to $94.7 million in fiscal year 2003.
- Residential mortgage loan sales totaled $29.8 million compared to $44.2 million in fiscal year 2003. Residential loans sold and serviced for others, totaled $73.0 million at year end. Gains from loan sales totaled $354,000 in 2004 compared to $843,000 in 2003.
- Total deposits increased $1.1 million or 1.0% in the year; but, demand deposit balances increased $2.9 million or 37.3% and higher cost time deposits now account for only 45.7% of total deposits, down from 49.1% the prior year.
- We further expanded our product line through the introduction of bank branded credit cards for consumers and businesses, and direct deposit payroll services for businesses.

We addressed new regulatory requirements to enhance corporate governance this year. We are pleased to report that we are in compliance with the director independence requirements of Nasdaq and the Securities and Exchange Commission regarding audit, compensation and nominating committees. We have revised our code of ethics that governs how we operate to meet the new requirements.

Letter from the Chairman and President


E. L. Loader & Trent Troyer, First Federal

We continued our focus on maintaining First Federal Community Bank as a strong and independent local bank. Over the last several years we have been successful in our efforts to increase the proportion of business loans in our portfolio while continuing to serve our traditional mortgage customer base through the sale of many of these loans into the secondary market. We have repositioned our asset funding sources to include a lower reliance upon borrowings and certificates of deposits. We have expanded our retail banking services to better meet the needs of our customers. We believe our market continues to afford opportunities for further growth as we strive to make First Federal Community Bank the area's premier community bank.

Many banks make claim to being a "community bank". To us it is truly the way we operate. We strive to meet the financial needs of our community. Our assets consist primarily of loans made to consumers and businesses within our community. These loans are funded primarily by local deposits. Our staff lives and works in our community and many serve as leaders of local civic organizations. We believe our local lending activities and community involvement makes us a better corporate citizen and a good community partner, essentials for being a true community bank.

We have worked hard to make First Federal Community Bank a strong community bank. This includes changes made in our operating systems to develop technologies that enable us to deliver exceptional financial products competitive to big banks. We have strengthened our management team and staffing. Our branch network has expanded and we've added internet banking services and other products. We are committed to our community, our shareholders and our staff. We express our appreciation to our shareholders for their confidence and support.



E. L. Loader
Chairman



Trent B. Troyer
President and Chief Executive Officer

Business of FFD Financial Corporation

FFD Financial Corporation ("FFD" or the "Corporation") is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank. FFD was formed in 1996 in connection with the conversion of First Federal from a mutual savings bank to a stock savings bank (the "Conversion"). Since its formation, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal's business involves attracting deposits from individual and business customers and originating loans to individuals and businesses in its market area consisting of Tuscarawas and contiguous counties in Ohio. The Bank provides a full array of deposit products including checking, savings, money market, and individual retirement accounts as well as certificates of deposit. First Federal originates residential and home equity loans, construction loans, commercial real estate loans, business loans and consumer loans. The Bank also invests in securities consisting primarily of United States government and government agency obligations and mortgage-backed securities.

Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), Federal Home Loan Bank ("FHLB") advances, and loan sales and loan and mortgage-backed securities repayments. First Federal conducts business from three locations, two in Dover, Ohio and one in New Philadelphia, Ohio. Additionally, the Bank provides access to its products and services via the Internet at www.onlinefirstfed.com.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

There were 1,191,140 common shares of FFD outstanding on July 30, 2004, held of record by approximately 585 shareholders. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the FFD's common shares, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal years 2004 and 2003.

2003 Quarter Ended	**HIGH TRADE**	**LOW TRADE**	**CASH DIVIDENDS DECLARED**
September 30, 2002	$14.00	$11.50	$.095
December 31, 2002	13.25	10.00	.100
March 31, 2003	14.50	11.20	.100
June 30, 2003	14.50	11.44	.100

2004 Quarter Ended	**HIGH TRADE**	**LOW TRADE**	**CASH DIVIDENDS DECLARED**
September 30, 2003	$15.32	$13.25	$0.100
December 31, 2003	15.30	14.59	0.105
March 31, 2004	15.50	13.64	0.105
June 30, 2004	15.65	13.00	0.105

FFD's income on an unconsolidated basis consists primarily of dividends which may periodically be declared and paid on the common shares of First Federal held by FFD. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, First Federal is not permitted to pay a cash dividend on its common shares if the regulatory capital of First Federal would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.







Selected Consolidated Financial Information and Other Data

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

[in thousands]

SELECTED CONSOLIDATED FINANCIAL CONDITION DATA AT JUNE 30:	2004	2003	2002	2001	2000
Total amount of:					
Assets	$135,892	$136,408	$130,303	$133,097	$125,147
Interest-bearing deposits	8,821	10,398	11,726	8,024	1,485
Investment securities available for sale - at market	4,402	1,502	2,047	1,000	2,875
Mortgage-backed securities available for sale - at market	630	832	1,551	7,799	9,135
Mortgage-backed securities held to maturity - at cost	395	651	1,606	3,721	4,189
Loans receivable - net (1)	114,505	115,966	107,055	107,467	102,939
Deposits	105,446	104,351	95,542	91,018	77,987
Advances from the FHLB and other borrowings	12,669	13,891	17,553	24,732	30,412
Shareholders' equity, restricted	16,738	16,918	16,541	16,604	16,265

[in thousands, except per share data]

SUMMARY OF EARNINGS FOR THE YEAR ENDED JUNE 30:	2004	2003	2002	2001	2000
Interest income	$6,360	$6,758	$8,005	$9,549	$8,323
Interest expense	2,487	2,966	3,893	5,498	4,754
Net interest income	3,873	3,792	4,112	4,051	3,569
Provision for losses on loans	25	131	150	201	106
Net interest income after provision for losses on loans	3,848	3,661	3,962	3,850	3,463
Other income	616	1,038	536	262	179
General, administrative and other expense	3,423	3,133	2,812	2,451	2,262
Earnings before income taxes	1,041	1,566	1,686	1,661	1,380
Federal income taxes	354	534	573	560	458
Net earnings	$687	$1,032	$1,113	$1,101	$ 922
Earnings per share					
Basic	$.59	$.88	$.94	$.86	$.69
Diluted	$.58	$.86	$.92	$.86	$.68

(1) Includes loans held for sale.

SELECTED FINANCIAL RATIOS

AND OTHER DATA AT OR FOR THE YEAR ENDED JUNE 30:	2004	2003	2002	2001	2000
Return on average assets	0.50%	0.77%	0.84%	0.86%	0.77%
Return on average equity	4.05	6.17	6.75	6.69	6.07
Interest rate spread	2.79	2.62	2.85	2.75	2.51
Net interest margin	2.97	2.95	3.22	3.26	3.06
General, administrative and other expense to average assets	2.50	2.34	2.13	1.91	1.90
Average equity to average assets	12.40	12.50	12.50	12.81	12.75
Nonperforming and impaired assets to total assets	0.84	1.76	0.48	0.08	0.18
Nonperforming and impaired loans to total loans	0.98	1.88	0.58	0.10	0.22
Delinquent loans to total loans (1)	1.18	1.28	2.57	0.96	0.61
Allowance for loan losses to total loans	0.67	0.68	0.66	0.52	0.36
Allowance for loan losses to nonperforming and impaired loans	68.09	36.45	114.63	537.14	166.67
Average interest-earning assets to average interest-bearing liabilities	109.27	114.63	112.05	111.49	113.53
Dividend payout ratio	70.34	44.89	39.89	41.86	49.28
Number of full service offices (2)	3	3	2	2	2


CHECKING
ACCOUNT
And we mean it when we say free

(1) Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.
(2) The Bank's third full service office opened on July 3, 2002.

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GENERAL

FFD was incorporated in 1996 for the purpose of owning all of First Federal's outstanding stock after the Conversion. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with, and with reference to, the consolidated financial statements, and the notes thereto included in this Annual Report.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2002 TO JUNE 30, 2003

The Corporation's assets at June 30, 2004, totaled $135.9 million, a $516,000, or 0.3%, decrease from the total at June 30, 2003. This decrease was comprised primarily of a $1.6 million decrease in loans held for sale, a decrease of $1.4 million in cash and cash equivalents, and a decrease of $450,000 in mortgage-backed securities, which were partially offset by a $2.9 million decrease in investment securities.

Cash and interest-bearing deposits totaled $10.8 million at June 30, 2004, a decrease of $1.4 million, or 11.6%, from June 30, 2003. Investment securities totaled $4.4 million at June 30, 2004, an increase of $2.9 million. Purchases of $5.5 million of U. S. Government agency securities were partially offset by maturities and calls of investment securities totaling $2.5 million.

Mortgage-backed securities totaled $1.0 million at June 30, 2004, a $458,000, or 30.9%, decrease from the total at June 30, 2003, due to principal repayments of $442,000.

Loans receivable, including loans held for sale, totaled $114.5 million at June 30, 2004, a decrease of $1.5 million, or 1.3%, from the June 30, 2003 total. Loan disbursements during fiscal 2004 totaled $69.8 million, which were more than offset by principal repayments of $41.6 million and loans sold in the secondary market totaling $29.8 million. Loan origination volume during the year ended June 30, 2004, decreased by $24.8 million, or 26.2%, compared to fiscal 2003, as refinancing activity declined as interest rates edged up. Although reduced, demand for fixed-rate loans continued throughout the year, and management continued to sell fixed-rate mortgage loans in the secondary market. The volume of loans sold during fiscal 2004 decreased by $14.4 million, or 32.6%, from fiscal 2003. The portfolio of loans secured by one- to four-family residential real estate declined by $5.4 million to $57.0 million at June 30, 2004. Loans secured by nonresidential real estate and land totaled $35.0 million at June 30, 2004, compared to $28.5 million at June 30, 2003, as a result of efforts to build this segment of the Bank's loan portfolio. Commercial loans totaled $15.4 million at June 30, 2004, compared to $19.5 million at June 30, 2003. Nonresidential real estate and commercial lending generally provides higher yields but it also involves a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business or income-producing properties. The Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business and the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $779,000 and $818,000 at June 30, 2004 and 2003, respectively, which represented .67% and .68% of total loans and 68.1% and 36.5% of nonperforming and impaired loans at those respective dates. Nonperforming and impaired loans amounted to $1.1 million and $2.2 million at June 30, 2004 and 2003, respectively. The decrease in the nonperforming and impaired loans is due to principal payments and payoffs of approximately $600,000, with the remaining reduction due to the improvement of a borrowing relationship that management believes is no longer impaired. Management believes that the Bank's nonperforming and impaired loans at June 30, 2004 are adequately collateralized and no unreserved loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2004, was adequate based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $105.4 million at June 30, 2004, a $1.1 million, or 1.0%, increase over total deposits at June 30, 2003. This increase resulted primarily from management's efforts to generate growth through advertising and pricing strategies and the continued growth of the new branch which was opened in July 2002. Proceeds from deposit growth were used primarily to fund new loan originations and to repay FHLB advances during the period. FHLB advances totaled $12.7 million at June 30, 2004, a $1.2 million, or 8.8%, decrease from June 30, 2003.

Shareholders' equity totaled $16.7 million at June 30, 2004, a decrease of $180,000, or 1.1%, from June 30, 2003 levels, as net earnings of $687,000, a $115,000 reduction in the shares acquired by benefit plans, and $314,000 in proceeds from the exercise of stock options, were more than offset by dividends paid totaling $504,000 and purchases of treasury shares totaling $769,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

The consolidated net earnings of FFD depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

GENERAL

FFD's net earnings totaled $687,000 for the fiscal year ended June 30, 2004, a decrease of $345,000, or 33.4%, compared to fiscal 2003. The decrease in net earnings resulted primarily from a $554,000 decrease in gain on sale of loans and a $290,000 increase in general administrative and other expense, which were partially offset by increases of $81,000 in net interest income, and $139,000 in other operating income, and a $180,000 decrease in the provision for federal income taxes.

NET INTEREST INCOME

Total interest income decreased by $398,000, or 5.9%, to a total of $6.4 million for the year ended June 30, 2004, compared to $6.8 million for the fiscal year ended June 30, 2003. Interest income on loans decreased $330,000, or 5.2%, due primarily to a 50 basis point decrease in the average yield, to 5.27% in fiscal 2004, which was offset slightly by a $4.2 million, or 3.8%, increase in the average loan portfolio balance outstanding year to year. Decreases in the average yield on loan assets was due primarily to the low interest rates that prevailed throughout the 2004 fiscal year. Interest income on mortgage-backed securities decreased by $41,000, or 41.4%, due primarily to a $1.0 million, or 44.8%, decrease in the average balance outstanding, which was partially offset by a 27 basis point increase in the average yield earned on such securities, to 4.63% in fiscal 2004. Interest income on investment securities increased by $23,000 due primarily to a 77 basis point increase in the average yield earned on such securities, to 3.94%, which was partially offset by a $88,000 decrease in the average balance outstanding. The yields on mortgage-backed and investment securities began to rise in 2004 in anticipation of the Federal Reserve Board's June 2004 decision to increase rates. Interest income on interest-bearing deposits decreased by $50,000, or 28.2%, due primarily to a 33 basis point decrease in the average yield and a $862,000, or 7.1%, decrease in the average balance outstanding year to year. Interest expense on deposits decreased by $483,000, or 20.3%, for the year ended June 30, 2004, compared to fiscal 2003, due primarily to a decrease in the average cost of deposits of 65 basis points, to 1.81%, which was partially offset by a $8.0 million, or 8.2%, increase in the average deposit portfolio balance outstanding year to year. Decreases in the average cost of deposits were due primarily to the sustained low level of interest rates in the economy.

Interest expense on borrowings increased by $4,000, or 0.1%, due primarily to a 16 basis point increase in the average cost of such borrowings, to 4.03%, which was partially offset by a $478,000, or 3.2%, decrease in the average balance of advances outstanding. During fiscal year 2004, the Bank repaid $2.7 million of maturing advances and replaced them with $1.5 million of new fixed rate borrowings for match funding purposes and interest rate risk management. At June 30, 2004, the Bank had a total of $12.7 million in advances with rates ranging from 1.11% to 6.10%. Prepayments of the higher cost advances are unlikely because of the significant penalties involved.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $81,000, or 2.1%, for the fiscal year ended June 30, 2004, compared to fiscal 2003. The interest rate spread amounted to 2.79% for the fiscal year ended June 30, 2004, compared to 2.62% for fiscal 2003, while the net interest margin was 2.97% in fiscal 2004, compared to 2.95% in fiscal 2003.

PROVISION FOR LOSSES ON LOANS

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $25,000 for the year ended June 30, 2004, a decrease of $106,000, or 80.9%, compared to fiscal 2003. First Federal's fiscal 2004 provision was predicated primarily on industry loss ratio analysis applied to the loan portfolio in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 and SFAS No. 114. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME

Other income totaled $616,000 for the fiscal year ended June 30, 2004, a decrease of $422,000, or 40.7%, from fiscal 2003. The decrease resulted primarily from a $554,000, or 61.0%, decrease in gain on sale of loans and a $7,000 loss on sale of real estate owned, which were partially offset by an increase of $139,000 in other operating income. The decrease in gain on sale of loans was due primarily to a $14.4 million, or 32.6%, decrease in sales volume year to year. The increase in other operating income was due primarily to an increase in service fee income from loans sold of $55,000 and a $21,000 increase in fees on deposit accounts and transactions. As interest rates rise, the volume of loan sales and the amount of gain on sale of loans is likely to continue to decrease.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE

General, administrative and other expense totaled $3.4 million for the fiscal year ended June 30, 2004, an increase of $290,000, or 9.3%, compared to fiscal 2003. The increase resulted primarily from a $285,000, or 22.8%, increase in employee compensation and benefits.

The increase in employee compensation and benefits included increases of $131,000 in wages and related benefit expenses, and $5,000 in stock benefit plan expense, and a $137,000 decrease in deferred loan origination costs. The increase in wages and related expenses was due to increases in staff, salaries, and benefit plans. The increase in stock benefit plan expenses was the result of a $31,000 increase in ESOP expense due to higher average trading prices for FFD's stock, which was substantially offset by $3,000 expense reduction due to the completion of vesting of the Bank's recognition and retention plan and $23,000 due to the forfeiture of stock options by a former employee. The decrease in deferred loan origination costs was related to the reduction in the number of loans originated. The remaining $5,000 increase in other operating expenses was comprised primarily of immaterial increases in a variety of expenses from year to year

FEDERAL INCOME TAXES

The provision for federal income taxes totaled $354,000 for the fiscal year ended June 30, 2004, a decrease of $180,000, or 33.7%, compared to fiscal 2003. The decrease resulted primarily from a $525,000, or 33.5%, decrease in earnings before taxes. The Corporation's effective tax rates were 34.0% and 34.1% for the fiscal years ended June 30, 2004 and 2003, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

GENERAL

FFD's net earnings totaled $1.0 million for the fiscal year ended June 30, 2003, a decrease of $81,000, or 7.3%, compared to fiscal 2002. The decrease in net earnings resulted primarily from a $320,000 decrease in net interest income and a $321,000 increase in general administrative and other expense, which were partially offset by a $502,000 increase in other income and a $39,000 decrease in the provision for federal income taxes.

NET INTEREST INCOME

Total interest income decreased by $1.2 million, or 15.6%, to a total of $6.8 million for the year ended June 30, 2003, compared to $8.0 million for the fiscal year ended June 30, 2002. Interest income on loans decreased by $1.0 million, or 13.9%, due primarily to a 101 basis point decrease in the average yield, to 5.77% in fiscal 2003, which was offset slightly by a $1.2 million, or 1.1%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $289,000, or 74.5%, due primarily to a $5.1 million, or 69.4%, decrease in the average balance outstanding, and an 87 basis point decrease in the average yield earned on such securities, to 4.36% in fiscal 2003. Interest income on investment securities increased by $95,000 due primarily to a $3.0 million increase in the average balance outstanding, which was partially offset by a 40 basis point decrease in the average yield year to year. Interest income on interest-bearing deposits decreased by $20,000, or 10.2%, due primarily to a 42 basis point decrease in the average yield, which was partially offset by a $1.7 million, or 15.7%, increase in the average balance outstanding year to year. Decreases in the average yields on interest-earning assets were due primarily to the overall decline in interest rates in the economy.

Interest expense on deposits decreased by $736,000 or 23.6%, for the year ended June 30, 2003, compared to fiscal 2002, due primarily to a decrease in the average cost of deposits of 88 basis points, to 2.46% for fiscal 2003, which was partially offset by a $3.6 million, or 3.8%, increase in the average deposit portfolio balance outstanding year to year. Decreases in the average cost of deposits were due primarily to the overall decline in interest rates in the economy.

Interest expense on borrowings decreased by $191,000, or 24.6%, due primarily to a $5.5 million, or 26.7%, decrease in the average balance of advances outstanding, which was partially offset by a 10 basis point increase in the average cost of such borrowings, to 3.87% in fiscal 2003. The Bank elected to prepay certain advances that could be prepaid without penalty. Additional prepayments of the remaining higher cost advances are unlikely because of the significant penalties.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $320,000, or 7.8%, for the fiscal year ended June 30, 2003, compared to fiscal 2002. The interest rate spread amounted to 2.62% for the fiscal year ended June 30, 2003, compared to 2.85% for fiscal 2002, while the net interest margin was 2.95% in fiscal 2003, compared to 3.22% in fiscal 2002.

PROVISION FOR LOSSES ON LOANS

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $131,000 for the year ended June 30, 2003, a decrease of $19,000, or 12.7%, compared to fiscal 2002. First Federal's fiscal 2003 provision was predicated primarily on the growth in the commercial and nonresidential loan portfolios and the increase in nonperforming loans. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME

Other income totaled $1.0 million for the fiscal year ended June 30, 2003, an increase of $502,000, or 93.7%, over fiscal 2002. The increase resulted primarily from a $688,000, or 312.7%, increase in gain on sale of loans, partially offset by decreases of $119,000, or 47.8%, in other operating income and the absence of $67,000 in gain on sale of mortgage-backed securities. The increase in gain on sale of loans was due primarily to a $25.0 million, or 129.9%, increase in sales volume year to year. The decrease in other operating income was due primarily to an increase in amortization of mortgage servicing rights of $135,000 and a $61,000 impairment charge recorded on the mortgage servicing rights asset based upon a fair value analysis of this asset. These charges were partially offset by an increase of $85,000 in fees on deposit accounts and transactions. As interest rates rise, the volume of loan sales and the amount of gain on sale of loans is likely to decline.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE

General, administrative and other expense totaled $3.1 million for the fiscal year ended June 30, 2003, an increase of $321,000, or 11.4%, compared to fiscal 2002. The increase resulted primarily from a $226,000, or 28.0%, increase in other operating expense, a $102,000, or 35.8%, increase in occupancy and equipment, and $41,000, or 27.3%, increase in franchise taxes, which were partially offset by a $51,000, or 15.9%, decrease in data processing.

The increase in other operating expenses included increases of $45,000 in check printing charges, and $35,000 in NOW account expense, primarily related to the Bank's growth in deposits and home equity loans, costs incurred in connection with the opening of the new Boulevard office, including increases of $39,000 in advertising expense, $27,000 in stationery and office supplies and $14,000 in legal fees. The remaining $66,000 increase in other operating expense was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year. The increase in occupancy and equipment expense was due primarily to an increase in depreciation expense related to the new office that opened in July of 2002. The increase in franchise taxes was due to the effect of refunds received in fiscal 2002. The decrease in data processing fees resulted from nonrecurring costs associated with the data conversion in fiscal 2002.

FEDERAL INCOME TAXES

The provision for federal income taxes totaled $534,000 for the fiscal year ended June 30, 2003, a decrease of $39,000, or 6.8%, compared to fiscal 2002. The decrease resulted primarily from a $120,000, or 7.1%, decrease in earnings before taxes. The effective tax rates were 34.1% and 34.0% for the fiscal years ended June 30, 2003 and 2002, respectively.








AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to FFD's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

[dollars in thousands]

YEAR ENDED JUNE 30:	2004			2003			2002		
	AVERAGE OUTSTANDING BALANCE	INTEREST EARNED/PAID	YIELD/RATE	AVERAGE OUTSTANDING BALANCE	INTEREST EARNED/PAID	YIELD/RATE	AVERAGE OUTSTANDING BALANCE	INTEREST EARNED/PAID	YIELD/RATE
Interest-earning assets:									
Loans receivable	$114,573	$6,043	5.27%	$110,406	$6,373	5.77%	$109,208	$7,406	6.78%
Mortgage-backed securities	1,252	58	4.63	2,270	99	4.36	7,413	388	5.23
Investment securities	3,347	132	3.94	3,435	109	3.17	392	14	3.57
Interest-bearing deposits and other	11,360	127	1.12	12,222	177	1.45	10,563	197	1.87
Total interest-earning assets	130,532	6,360	4.87	128,333	6,758	5.27	127,576	8,005	6.27
Non-interest-earning assets	6,226			5,382			4,400		
Total assets	$136,758			$133,715			$131,976		
Interest-bearing liabilities:									
Deposits	$104,872	1,899	1.81	$ 96,886	2,382	2.46	$ 93,311	3,118	3.34
Borrowings	14,588	588	4.03	15,066	584	3.87	20,548	775	3.77
Total interest-bearing liabilities	119,460	2,487	2.08	111,952	2,966	2.65	113,859	3,893	3.42
Non-interest-bearing liabilities	333			5,050			1,620		
Total liabilities	119,793			117,002			115,479		
Shareholders' equity	16,965			16,713			16,497		
Total liabilities and shareholders' equity	$136,758			$133,715			$131,976		
Net interest income		$3,873			$3,792			$4,112	
Interest rate spread			2.79%			2.62%			2.85%
Net interest margin (net interest income as a percent of average interest-earning assets)			2.97%			2.95%			3.22%
Average interest-earning assets to average interest-bearing liabilities			109.27%			114.63%			112.05%

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

[dollars in thousands]

YEAR ENDED JUNE 30:	2004 vs. 2003			2003 vs. 2002		
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO		
	VOLUME	RATE	TOTAL	VOLUME	RATE	TOTAL
Interest income attributable to:						
Loans receivable	$ 235	$ (565)	$ (330)	$ 81	$(1,114)	$(1,033)
Mortgage-backed securities	(46)	5	(41)	(232)	(57)	(289)
Investment securities	(3)	26	23	97	(2)	95
Interest-bearing deposits and other	(12)	(38)	(50)	29	(49)	(20)
Total interest income	174	(572)	(398)	(25)	(1,222)	(1,247)
Interest expense attributable to:						
Deposits	185	(668)	(483)	114	(850)	(736)
Borrowings	(19)	23	4	(211)	20	(191)
Total interest expense	166	(645)	(479)	(97)	(830)	(927)
Increase (decrease) *in net interest income*	$ 8	$ 73	$ 81	$ 72	$ (392)	$ (320)

COME FIRST.







ASSET AND LIABILITY MANAGEMENT

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net interest income" ("NII") and "net portfolio value" ("NPV") methodologies. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. Interest rate risk is estimated as the percent and dollar changes in NII and NPV projected to occur should the yield curve instantaneously shift up or down in a parallel fashion from its beginning or base position. The base case rate scenario is defined by the rate environment and is held constant throughout the simulation. Rate shock scenarios are derived by adding to or subtracting from base case rates.

Presented below, as of June 30, 2004 and 2003, is an analysis of First Federal's interest rate risk as measured by changes in NII and NPV for instantaneous and sustained parallel shifts of +100, +200, +300 and -100 basis points in market interest rates. Due to the improbability of negative rate adjustments greater than 100 basis points in the current interest rate environment, shocks greater than negative 100 basis points are not presented.

JUNE 30 2004:

[dollars in thousands]

	NET INTEREST INCOME			NET PORTFOLIO VALUE		
PROJECTED INTEREST RATE SCENARIO	ESTIMATED NII	CHANGE FROM BASE	PERCENT CHANGE FROM BASE	ESTIMATED VALUE	CHANGE FROM BASE	PERCENT CHANGE FROM BASE
+300	$4,909	$ 903	22.54 %	$19,318	$2,417	14.30 %
+200	4,670	664	16.57	18,742	1,842	10.90
+100	4,360	354	8.83	17,940	1,039	6.15
BASE	4,006	-	-	16,901	-	-
(100)	3,609	(397)	(9.91)	15,342	(1,559)	(9.22)

JUNE 30 2003:

PROJECTED INTEREST RATE SCENARIO	NET INTEREST INCOME			NET PORTFOLIO VALUE		
	ESTIMATED NII	CHANGE FROM BASE	PERCENT CHANGE FROM BASE	ESTIMATED VALUE	CHANGE FROM BASE	PERCENT CHANGE FROM BASE
+300	$4,755	$ 980	25.95%	$16,152	$ 3,501	27.68 %
+200	4,483	708	18.74	15,337	2,687	21.24
+100	4,153	378	10.01	14,193	1,542	12.19
BASE	3,775	-	-	12,651	-	-
-100	3,400	(375)	(9.94)	11,137	(1,513)	(11.96)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NII and NPV approaches. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

LIQUIDITY AND CAPITAL RESOURCES

First Federal's principal sources of funds are deposits, proceeds from loan sales, loan and mortgage-backed securities repayments, and maturities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. At June 30, 2004, First Federal had commitments to originate loans, including unused lines of credit, totaling $26.5 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2004, 2003 and 2002:

YEAR ENDED JUNE 30:	2004	2003	2002
Net earnings	$687	$ 1,032	$ 1,113
Adjustments to reconcile net earnings to			
net cash from operating activities	1,621	(395)	42
Net cash from operating activities	2,308	637	1,155
Net cash from investing activities	(2,645)	(5,956)	6,707
Net cash from financing activities	(1,086)	4,346	(3,986)
Net change in cash and cash equivalents	(1,423)	(973)	3,876
Cash and cash equivalents at beginning of year	12,243	13,216	9,340
Cash and cash equivalents at end of year	$10,820	$12,243	$13,216

[dollars in thousands]

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of June 30, 2004, at market value.

PAYMENTS DUE BY PERIOD

[dollars in thousands]

	LESS THAN 1 YEAR	1-3 YEARS YEARS	3-5 YEARS YEARS	MORE THAN 5 YEARS	TOTAL
Contractual obligations:					
Advances from the Federal Home Loan Bank (1)	$277	$850	$7,991	$3,551	$12,669
Certificates of deposit	25,826	19,163	2,771	467	48,227
Amount of commitments expiration per period					
Commitments to originate loans:					
Overdraft lines of credit	157	-	-	-	157
Home equity lines of credit	10,457	-	-	-	10,457
Commercial lines of credit	12,456				12,456
One- to four-family and multi-family loans	1,733	-	-	-	1,733
Non-residential real estate and land loans	1,413	-	-	-	1,413
Non mortgage loans	275	-	-	-	275
Total contractual obligations	$52,594	$20,013	$10,762	$4,018	$87,387

(1) Principle due on amortizing loans is shown in period due.

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings institution to maintain "tangible capital" of not less than 1.5% of the institution's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations generally require savings institutions to maintain core capital of at least 4% of the institution's total assets, except for those institutions with the highest examination rating and acceptable levels of risk. OTS regulations require that savings institutions maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which for First Federal includes a general loan loss allowance of $779,000 at June 30, 2004.

First Federal exceeded all of its capital requirements and met the definition of "well-capitalized" under OTS regulations at June 30, 2004. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2004:

	REGULATORY CAPITAL		CURRENT REQUIREMENT		EXCESS OVER CURRENT REQUIREMENT	
	AMOUNT	PERCENT	AMOUNT	PERCENT	AMOUNT	PERCENT
Tangible capital	$15,883	11.70%	$2,034	1.50%	$13,849	10.20%
Core capital	$15,883	11.70%	$5,425	4.00%	$10,458	7.70%
Risk-based capital	$16,314	17.40%	$7,515	8.00%	$8,799	9.40%

[dollars in thousands]

This Page Has Been Intentionally Left Blank

Report of Registered Accounting Firm

CONTENTS | PAGE

Grant Thornton

ACCOUNTANTS AND MANAGEMENT CONSULTANTS
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Board of Directors

FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.


Grant Thornton LLP

Cincinnati, Ohio

September 3, 2004

Consolidated Statements of Financial Condition

FOR THE YEAR ENDED JUNE 30

The Accompanying Notes
Are An Intregal Part of These Statements

[dollars in thousands, except share data]

ASSETS	2004	2003
Cash and due from banks	$1,999	$ 1,845
Interest-bearing deposits in other financial institutions	8,821	10,398
Cash and cash equivalents	10,820	12,243
Investment securities designated as available for sale - at market	4,402	1,502
Mortgage-backed securities designated as available for sale - at market	630	832
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $411 and $687 as of June 30, 2004 and 2003, respectively	395	651
Loans receivable - net	114,288	114,199
Loans held for sale - at lower of cost or market	217	1,767
Real estate acquired through foreclosure		161
Office premises and equipment - at depreciated cost	2,028	2,134
Stock in Federal Home Loan Bank - at cost	2,047	1,967
Accrued interest receivable	381	386
Prepaid expenses and other assets	275	244
Prepaid federal income taxes	409	322
Total assets	$135,892	$136,408
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$105,446	$104,351
Advances from the Federal Home Loan Bank	12,669	13,891
Accrued interest payable	97	96
Other liabilities	719	935
Deferred federal income taxes	223	217
Total liabilities	119,154	119,490
Commitments	-	-
Shareholders' equity		
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	-	-
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	-	-
Additional paid-in capital	7,910	7,889
Retained earnings - restricted	12,385	12,202
Accumulated comprehensive income (loss); unrealized gains (losses) on securities designated as available for sale, net of related tax effects	(66)	8
Shares acquired by stock benefit plans	(444)	(559)
Less 266,757 and 241,753 treasury shares at June 30, 2004 and 2003, respectively - at cost	(3,047)	(2,622)
Total shareholders' equity	16,738	16,918
Total liabilities and shareholders' equity	$135,892	$136,408

Consolidated Statements of Earnings

FOR THE YEAR ENDED JUNE 30

The Accompanying Notes
Are An Intregal Part of These Statements

[dollars in thousands, except share data]

	2004	2003	2002
Interest income			
Loans	$6,043	$6,373	$7,406
Mortgage-backed securities	58	99	388
Investment securities	132	109	14
Interest-bearing deposits and other	127	177	197
Total interest income	6,360	6,758	8,005
Interest expense			
Deposits	1,899	2,382	3,118
Borrowings	588	584	775
Total interest expense	2,487	2,966	3,893
Net interest income	3,873	3,792	4,112
Provision for losses on loans	25	131	150
Net interest income after provision for losses on loans	3,848	3,661	3,962
Other income			
Gain on sale of loans	354	908	220
Loss on sale of real estate acquired through foreclosure	(7)	-	-
Gain on sale of mortgage-backed securities designated as available for sale	-	-	67
Other operating	269	130	249
Total other income	616	1,038	536
General, administrative and other expense			
Employee compensation and benefits	1,537	1,252	1,249
Occupancy and equipment	391	387	285
Franchise taxes	210	191	150
Data processing	285	269	320
Other operating	1,000	1,034	808
Total general, administrative and other expense	3,423	3,133	2,812
Earnings before income taxes	1,041	1,566	1,686
Federal income taxes			
Current	311	520	598
Deferred	43	14	(25)
Total federal income taxes	354	534	573
NET EARNINGS	$687	$1,032	$1,113
EARNINGS PER SHARE			
Basic	$.59	$.88	$.94
Diluted	$.58	$.86	$.92

Consolidated Statements of Comprehensive Income

FOR THE YEAR ENDED JUNE 30

The Accompanying Notes Are An
Intregal Part of These Statements

[dollars in thousands]

	2004	2003	2002
Net earnings	$687	$1,032	$1,113
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(38), $(5) and $4 in 2004, 2003 and 2002, respectively	(74)	(11)	8
Reclassification adjustment for realized gains included in earnings, net of taxes of $23 in 2002	-	-	(44)
Comprehensive income	$613	$1,021	$1,077
Accumulated comprehensive income (loss)	($66)	$8	$19

Consolidated Statements of Shareholders' Equity

FOR THE YEAR ENDED JUNE 30

The Accompanying Notes Are An Intregal Part of These Statements

[dollars in thousands, except per share data]

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNREALIZED GAINS (LOSSES) ON SECURITIES DESIGNATED AS AVAILABLE FOR SALE	SHARES ACQUIRED BY STOCK BENEFIT PLANS	TREASURY SHARES-AT COST	TOTAL
Balance at July 1, 2001	$ -	$7,861	$10,962	$ 55	$ (852)	$(1,422)	$16,604
Net earnings for the year ended June 30, 2002	-	-	1,113	-	-	-	1,113
Purchase of treasury shares	-	-	-	-	-	(936)	(936)
Amortization expense of stock benefit plans	-	16	-	-	175	-	191
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	(36)	-	-	(36)
Exercise of stock options	-	(16)	-	-	-	67	51
Dividends of $.375 per share	-	-	(446)	-	-	-	(446)
Balance at June 30, 2002	-	7,861	11,629	19	(677)	(2,291)	16,541
Net earnings for the year ended June 30, 2003	-	-	1,032	-	-	-	1,032
Purchase of treasury shares	-	-	-	-	-	(380)	(380)
Amortization expense of stock benefit plans	-	39	-	-	118	-	157
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	(11)	-	-	(11)
Exercise of stock options	-	(11)	-	-	-	49	38
Dividends of $.395 per share	-	-	(459)	-	-	-	(459)
Balance at June 30, 2003	-	7,889	12,202	8	(559)	(2,622)	16,918
Net earnings for the year ended June 30, 2004	-	-	687	-	-	-	687
Purchase of treasury shares	-	-	-	-	-	(769)	(769)
Amortization expense of stock benefit plans	-	51	-	-	115	-	166
Unrealized losses on securities designated as available	-	-	-	-	-	-	
for sale, net of related tax effects	-	-	-	(74)	-	-	(74)
Exercise of stock options	-	(30)	-	-	-	344	314
Dividends of $ .415 per share	-	-	(504)	-	-	-	(504)
Balance at June 30, 2004	$ -	$7,910	$12,385	$ (66)	$ (444)	$(3,047)	$16,738

Consolidated Statements of Cash Flows

FOR THE YEAR ENDED JUNE 30

[dollars in thousands]

The Accompanying Notes Are An Intregal Part of These Statements	2004	2003	2002
Cash flows from operating activities:			
Net earnings for the year	$ 687	$ 1,032	$ 1,113
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of premiums and discounts on investments and mortgage-backed securities - net	5	67	47
Amortization of deferred loan origination fees	39	(24)	(16)
Depreciation and amortization	187	201	127
Provision for losses on loans	25	131	150
Gain on sale of loans	(62)	(443)	(18)
Loans originated for sale in the secondary market	(28,202)	(45,602)	(19,307)
Proceeds from sale of mortgage loans in the secondary market	29,814	44,615	19,228
Loss on sale of real estate acquired through foreclosure	7	-	-
Gain on sale of mortgage-backed securities designated as available for sale	-	-	(67)
Amortization expense of stock benefit plans	166	157	191
Federal Home Loan Bank stock dividends	(80)	(82)	(99)
Increase (decrease) in cash due to changes in:			
Accrued interest receivable	5	68	(3)
Prepaid expenses and other assets	(24)	44	(83)
Other liabilities	(216)	522	16
Accrued interest payable	1	(4)	(47)
Federal income taxes			
Current	(87)	(59)	(52)
Deferred	43	14	(25)
Net cash provided by operating activities	2,308	637	1,155
Cash flows provided by (used in) investing activities:			
Purchase of investment securities designated as available for sale	(5,500)	(7,510)	(2,050)
Proceeds from maturity of investment securities	2,500	8,000	1,000
Purchase of mortgage-backed securities designated as available for sale	-	(956)	-
Proceeds from sale of mortgage-backed securities designated as available for sale	-	-	5,107
Principal repayments on mortgage-backed securities	442	2,602	3,223
Loan principal repayments	41,663	41,319	32,238
Loan disbursements	(41,639)	(49,068)	(31,863)
Purchase of office premises and equipment	(81)	(343)	(948)
Net cash provided by (used in) investing activities	(2,645)	(5,956)	6,707
Net cash provided by (used in) operating and investing activities (subtotal carried forward)	(337)	(5,319)	7,862

FOR THE YEAR ENDED JUNE 30

The Accompanying Notes Are An Intregal Part of These Statements

[dollars in thousands, except per share data]

	2004	2003	2002
Net cash provided by (used in) operating and investing activities (subtotal brought forward)	$ (337)	$ (5,319)	$ 7,862
Cash flows provided by (used in) financing activities:			
Net increase in deposit accounts	1,095	8,809	4,524
Proceeds from Federal Home Loan Bank advances	1,525	-	11,000
Repayments of Federal Home Loan Bank advances	(2,747)	(3,662)	(18,179)
Proceeds from exercise of stock options	314	38	51
Purchase of treasury shares	(769)	(380)	(936)
Cash dividends paid on common stock	(504)	(459)	(446)
Net cash provided by (used in) financing activities	(1,086)	4,346	(3,986)
Net increase (decrease) in cash and cash equivalents	(1,423)	(973)	3,876
Cash and cash equivalents at beginning of year	12,243	13,216	9,340
Cash and cash equivalents at end of year	$10,820	$12,243	$13,216
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	$390	$ 600	$ 250
Interest on deposits and borrowings	$2,486	$ 2,970	$ 3,940
Supplemental disclosure of noncash investing activities:			
Unrealized (losses) on securities designated as available for sale, net of applicable tax effects	($74)	$ (11)	$ (36)
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$292	$ 465	$ 202
Transfers from loans to real estate acquired through foreclosure	$ -	$ 161	$ -
Loans originated upon sale of real estate acquired through foreclosure	$147	$ -	$ -

Summary of Significant Accounting Policies

FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

1. PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, and the Bank's wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 2004 and 2003, Dover's principal assets consisted of an investment in the stock of the Bank's data processor and a deposit account in the Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements

2. INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

3. LOANS RECEIVABLE

Loans are stated at the principal balance outstanding, reduced by deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balance of the related loan. At June 30, 2004 and 2003, loans held for sale were carried at cost.

The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

Capitalized mortgage servicing rights and capitalized excess servicing receivables are required to be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Bank recorded amortization related to mortgage servicing rights totaling approximately $175,000, $174,000 and $39,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. Additionally, the Bank recovered previously recorded impairment charges on mortgage servicing rights totaling $13,000 in the fiscal year ended June 30, 2004. At June 30, 2004, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value was $633,000. At June 30, 2003, the carrying value of the Corporation's mortgage servicing rights, which approximated fair value was $517,000.

4. LOAN ORIGINATION FEES

The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. ALLOWANCE FOR LOAN LOSSES

It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in nonresidential, commercial and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral-dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

YEAR ENDED JUNE 30:	2004	2003
Impaired loans with related allowance	$774	$2,244
Impaired loans with no related allowance	–	–
Total impaired loans	**$774**	**$2,244**

[dollars in thousands]

The Bank's average balance of impaired loans was $929,000 in fiscal 2004. Interest income recognized on impaired loans totaled $49,000 and $100,000 for the fiscal years ended June 30, 2004 and 2003 respectively. The Bank allocated $348,000 of its general valuation allowance to the impaired loans.

6. REAL ESTATE ACQUIRED THROUGH FORECLOSURE

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be between twenty and thirty years for buildings, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

8. FEDERAL INCOME TAXES

The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, mortgage servicing rights, general loan loss allowances, percentage of earnings bad debt deductions and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. BENEFIT PLANS

The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $191,000 $167,000 and $155,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

Additionally, during fiscal 1997, the Bank adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank has awarded 30,871 shares under the RRP which vest over a five year period. A provision of $7,000, $10,000 and $32,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

10. EARNINGS PER SHARE

Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 39,513, 52,687 and 65,861 unallocated shares held by the ESOP for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

YEAR ENDED JUNE 30:	2004	2003	2002
Weighted-average common shares outstanding (basic)	1,162,085	1,167,450	1,183,697
Dilutive effect of assumed exercise of stock options	29,016	27,290	22,862
Weighted-average common shares outstanding (diluted)	1,191,101	1,194,740	1,206,559

11. STOCK OPTION PLAN

The FFD Financial Corporation 1996 Stock Option and Incentive Plan (the "Plan") provides for the issuance of 169,838 adjusted shares of authorized but unissued shares of common stock.

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

During fiscal 2001, the Corporation canceled and reissued grants of stock options to certain option grant holders. The Corporation recorded expense related to these grants totaling $3,000, $26,000 and $24,000 in fiscal 2004, 2003 and 2002, respectively.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized with respect to original grants of shares under the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2004, 2003 and 2002, would have been reduced to the pro forma amounts indicated at right:

[dollars in thousands]

		2004	2003	2002
Net earnings	As reported	$687	$1,032	$1,113
	Pro-forma	$654	$1,021	$1,095
Earnings per share Basic	As reported	$.59	$.88	$.94
	Pro-forma	$.56	$.87	$.92
Diluted	As reported	$.58	$.86	$.92
	Pro-forma	$.55	$.85	$.90

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 2004, 2003 and 2002: dividend yield of 3.0%, 2.8% and 3.5%; expected volatility of 38.2%, 31.6% and 36.7%; a risk-free interest rate of 4.3%, 4.1% and 3.0%, respectively, and an expected life of ten years for all grants.

A summary of the status of the Corporation's stock option plan as of June 30, 2004, 2003 and 2002, and changes during the years then ended are presented:

[dollars in thousands]

	2004		2003		2002	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	115,183	$9.47	104,385	$ 9.25	108,563	$ 9.22
Granted	4,500	14.87	14,920	10.94	2,000	12.00
Exercised	(28,365)	9.15	(4,122)	9.17	(5,578)	9.14
Forfeited	(1,320)	9.54	-	-	(600)	14.59
Outstanding at end of year	89,998	$9.84	115,183	$ 9.47	104,385	$ 9.25
Options exercisable at year-end	68,755	$9.33	91,809	$ 9.22	90,604	$ 9.21
Weighted-average fair value of options granted during the year		$4.36		$ 3.92		$ 3.59

The following information applies to options outstanding at June 30, 2004:

Number outstanding	74,721
Range of exercise prices	$8.38 – $10.10
Number outstanding	15,277
Range of exercise prices	$11.17 – $14.88
Weighted-average exercise price	$9.84
Weighted-average remaining contractual life in years	4.4 years

12. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

Summary of Significant Accounting Policies

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2004 and 2003:

Cash and cash equivalents:
The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities:
For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable:
The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock:
The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits:
The fair value of NOW accounts, passbook accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank:
The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit:
For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2004 and 2003 was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2004 and 2003 are as follows:

[dollars in thousands]

	2004		2003	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Financial assets				
Cash and cash equivalents	$10,820	10,820	$ 12,243	$ 12,243
Investment securities	4,402	4,402	1,502	1,502
Mortgage-backed securities	1,025	1,041	1,483	1,519
Loans receivable	114,505	110,976	115,966	111,147
Federal Home Loan Bank stock	2,047	2,047	1,967	1,967
	132,799	129,286	$133,161	$128,378
Financial liabilities				
Deposits	$105,446	$101,271	$104,351	$102,609
Advances from the Federal Home Loan Bank	12,669	13,242	13,891	14,298
	$118,115	$114,513	$118,242	$116,907

14. ADVERTISING

Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2004, 2003 and 2002 totaled $99,000, $140,000 and $101,000, respectively.

15. EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 03-01 "The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments." EITF 03-01 requires that unrealized losses on investment securities that are deemed other-than-temporary be recorded as an adjustment to operations. The Statement applies both to securities designated as held to maturity and those designated as available for sale. EITF 03-01 provides that unrealized losses may be viewed as other-than-temporary as a result not only due to deterioration of the credit quality of the issuer, but due to changes in the interest rate environment as well. An investor must be able to demonstrate the positive ability and intent to hold such securities until a forecasted recovery takes place or until maturity of the security. EITF 03-01 requires separate disclosure related to unrealized losses for securities that have been in an unrealized loss position for a period of less than twelve months and for those that have been in an unrealized loss position for a period greater than twelve months, for financial statements issued for years ending after December 15, 2003. The loss recognition provisions of other-than-temporary losses under EITF 03-01 are effective September 30, 2004. It is management's belief that, given the Corporation's liquidity position, and assuming no credit quality concerns, EITF 03-01 will have no material effect on the Corporation's financial statements.

In March 2004, the Financial Accounting Standards Board (the "FASB") issued a proposed Statement, "Share-Based Payment," that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions, including stock option grants, using APB Opinion No. 25, "Accounting for Stock Issued to Employees," and generally would require instead that such transactions be accounted for using a fair-value-based method. Issuance of the final standards and adoption by the Corporation would be expected to result in recognition of compensation expense for the effect of stock option grants in future periods.

16. RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2004 and 2003, are as follows:

[dollars in thousands]

YEAR ENDED JUNE 30 2003:	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Available for sale:				
U.S. Government agency obligations	$4,499	$ -	$ (97)	$4,402

YEAR ENDED JUNE 30 2002:	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Available for sale:				
U.S. Government agency obligations	$1,501	$ 1	$ -	$1,502

The U. S. Government agency obligations designated as available for sale at June 30, 2004, are scheduled to mature in fiscal 2013 and thereafter.

The U. S. Government agency obligations designated as available for sale at June 30, 2003, are scheduled to mature in fiscal 2009 and thereafter.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2004 and 2003, are shown below:

[dollars in thousands]

2004:	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 313	$ 9	$ -	$ 322
Government National Mortgage Association participation certificates	82	7	-	89
Total mortgage-backed securities held to maturity	395	16	-	411
Available for sale:				
Federal National Mortgage Association participation certificates	424	2	(5)	421
Federal Home Loan Mortgage Corporation participation certificates	41	-	-	41
Government National Mortgage Association participation certificates	167	1		168
Total mortgage-backed securities available for sale	632	3	(5)	630
Total mortgage-backed securities	$1,027	$ 19	$ (5)	$1,041

2003:	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
Held to maturity:				
Federal Home Loan Mortgage Corporation participation certificates	$ 491	$ 20	$-	$ 511
Government National Mortgage Association participation certificates	160	16	-	176
Total mortgage-backed securities held to maturity	651	36	-	687
Available for sale:				
Federal National Mortgage Association participation certificates	490	5	(2)	493
Federal Home Loan Mortgage Corporation participation certificates	42	1	-	43
Government National Mortgage Association participation certificates	288	8	-	296
Total mortgage-backed securities available for sale	820	14	(2)	832
Total mortgage-backed securities	**$1,471**	**$ 50**	**$ (2)**	**$1,519**

[dollars in thousands]

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at June 30, 2004. The Corporation had no securities in an unrealized loss position for a period of greater than 12 months at June 30, 2004.

	LESS THAN 12 MONTHS	
DESCRIPTION OF SECURITIES	FAIR VALUE	UNREALIZED LOSSES
Investments		
Available for sale	$4,402	$97
Mortgage-backed securities		
Available for sale	630	5
Total temporarily impaired securities	**$5,032**	**$102**

[dollars in thousands]

The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2004, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

[dollars in thousands]

	AMORTIZED COST
Due within five years	$ 54
Due within five to ten years	106
Due after ten years	867
	$1,027

As of June 30, 2004, mortgage-backed securities and investment securities totaling $2.8 million were pledged to secure public deposits.

Loans Receivable

The composition of the loan portfolio at June 30, 2004 and 2003 is as follows:

[dollars in thousands]

	2004	2003
Residential real estate		
One- to four-family	$56,972	$ 62,396
Multi-family	6,056	4,905
Nonresidential real estate and land	34,968	28,488
Commercial loans - secured	15,111	19,002
Commercial loans - unsecured	269	452
Consumer and other loans	2,769	2,352
Deferred loan origination costs	138	121
	116,283	117,716
Less:		
Undisbursed portion of loans in process	1,216	2,699
Allowance for loan losses	779	818
	$114,288	$114,199

The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $61.8 million, or 54%, of the total loan portfolio at June 30, 2004, and approximately $64.6 million, or 57%, of the total loan portfolio at June 30, 2003. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $73.0 million and $58.9 million at June 30, 2004 and 2003, respectively.

In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $2.2million and $2.2 million at June 30, 2004 and 2003, respectively.

Allowance for Loan Losses

The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2004, 2003 and 2002:

[dollars in thousands]

	2004	2003	2002
Beginning balance	$818	$713	$564
Provision for losses on loans	25	131	150
Loan charge-offs	(64)	(26)	(1)
Ending balance	**$779**	**$818**	**$713**

As of June 30, 2004, the Bank's allowance for loan losses consisted of a general loan loss allowance, which is includible as a component of regulatory risk-based capital, totaling $431,000 and an allowance related to impaired loans totaling $348,000.

Nonperforming and impaired loans totaled $1.1million, $2.2 million and $622,000, respectively at June 30, 2004, 2003 and 2002. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $49,000, $45,000 and $13,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

Office Premises and Equipment

Office premises and equipment at June 30, 2004 and 2003 is comprised of the following:

[dollars in thousands]

	2004	2003
Land	$ 488	$ 488
Buildings and improvements	1,446	1,424
Furniture and equipment	1,042	1,160
	2,976	3,072
Less accumulated depreciation and amortization	948	938
	$2,028	$2,134

Deposits

Deposits consist of the following major classifications at June 30, 2004 and 2003:

[dollars in thousands]

	2004		2003	
Demand deposit accounts	$10,805	10.3%	$ 7,867	7.5%
NOW accounts				
2004 - 0.17%	12,888	12.2		
2003 - 0.20%			12,981	12.5
Passbook				
2004 - 0.84%	33,526	31.8		
2003 - 0.83%			32,229	30.9
Total demand, transaction and passbook deposits	57,219	54.3	53,077	50.9
Certificates of deposit				
Original maturities of:				
Less than 12 months				
2004 - 0.9 %	1,843	1.7		
2003 - 1.29%			2,174	2.1
12 months to 29 months				
2004 - 1.77%	13,002	12.3		
2003 - 2.50%			14,524	13.9
30 months to 47 months				
2004 - 4.09%	16,189	15.4		
2003 - 4.42%			19,082	18.3
48 months to 60 months				
2004 - 3.63%	2,250	2.1		
2003 - 3.60%			984	0.9
Balances in excess of $100,000				
2004 - 3.01 %	8,525	8.1		
2003 - 3.39%			7,832	7.5
Individual retirement accounts				
2004 - 3.03%	6,418	6.1		
2003 - 3.44%			6,678	6.4
Total certificates of deposit	48,227	45.7	51,274	49.1
Total deposit accounts	$105,446	100.0%	$104,351	100.0%

Deposits

Interest expense on deposits for the years ended June 30, 2004, 2003 and 2002 is summarized as follows:

[dollars in thousands]

	2004	2003	2002
Passbook	$ 300	$ 365	$ 586
NOW accounts	20	38	36
Certificates of deposit	1,579	1,979	2,496
	$1,899	**$2,382**	**$3,118**

Maturities of outstanding certificates of deposit at June 30, 2004 and 2003 are summarized as follows:

[dollars in thousands]

	2004	2003
Less than one year	$25,826	$24,023
One year to three years	19,163	25,315
Three years to five years	2,771	1,936
More than five years	467	—
	$48,227	**$51,274**

Advances From The Federal Home Loan Bank

Advances from the Federal Home Loan Bank, collateralized at June 30, 2004 by a pledge of certain residential mortgage loans totaling $15.9 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

[dollars in thousands]

INTEREST RATE	MATURING IN YEAR ENDING JUNE 30,	2004	2003
1.11% - 1.77%	2004	$ —	$ 2,500
8.15%	2005	1	5
5.06% - 5.65%	2009	5,528	5,626
1.94% - 6.10%	After 2009	7,140	5,760
		$12,669	**$13,891**
Weighted-average interest rate		**4.50%**	**3.95%**

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2004, 2003 and 2002 as follows:

	2004	2003	2002
Federal income taxes at statutory rate	$354	$532	$573
Increase (decrease) in taxes resulting primarily from:			
Nontaxable interest income	(3)	(2)	(4)
Other	3	4	4
Federal income taxes per consolidated financial statements	$354	$534	$573
Effective tax rate	**34.0%**	**34.1%**	**34.0%**

[dollars in thousands]

The composition of the Corporation's net deferred tax liability at June 30, 2004 and 2003 is as follows:

	2004	2003
Taxes (payable) refundable on temporary differences at statutory rate:		
Deferred tax assets:		
Retirement expense	$ 88	$ 81
General loan loss allowance	265	278
Unrealized loss on securities designated as available for sale	33	-
Other	9	12
Deferred tax assets	395	371
Deferred tax liabilities:		
Deferred loan origination costs	(67)	(85)
Federal Home Loan Bank stock dividends	(310)	(283)
Difference between book and tax depreciation	(26)	(32)
Unrealized gains on securities designated as available for sale	-	(5)
Percentage of earnings bad debt deduction	-	(8)
Mortgage servicing rights	(215)	(175)
Deferred tax liabilities	(618)	(588)
Net deferred tax liability	$(223)	$(217)

[dollars in thousands]

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2004, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2004.

The Bank was required to recapture as taxable income approximately $281,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1998, finalized in fiscal 2004.

Loan Commitments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2004, the Bank had outstanding commitments of approximately $3.5 million to originate loans. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $10.5 million and unused lines of credit under commercial loans of $12.5 million. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2004, and will be funded from normal cash flow from operations.

Regulatory Capital

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2004, the Bank was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Management does not believe there have been any changes in facts and circumstances that would change the Bank's capital category. To be categorized as "well-capitalized" the Bank must maintain the minimum capital ratios set forth in the following tables.

As of June 30, 2004 and 2003, the Bank met all capital adequacy requirements to which it was subject.

Regulatory Capital

[dollars in thousands]

YEAR ENDED JUNE 30 2004:	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE "WELL-CAPITALIZED" UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
Tangible capital	$15,883	11.7%	≥$2,034	≥1.5%	≥$6,781	≥ 5.0%
Core capital	$15,883	11.7%	≥$5,425	≥4.0%	≥$ 8,137	≥ 6.0%
Risk-based capital	$16,314	17.4 %	≥$7,515	≥8.0%	≥$ 9,393	≥10.0%

YEAR ENDED JUNE 30 2003:	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE "WELL-CAPITALIZED" UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
Tangible capital	$15,666	11.5%	≥$2,035	≥1.5%	≥$6,785	≥ 5.0%
Core capital	$15,666	11.5%	≥$5,428	≥4.0%	≥$8,142	≥ 6.0%
Risk-based capital	$16,484	18.4%	≥$7,177	≥8.0%	≥$8,971	≥10.0%

The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

Condensed Financial Statements of FFD Financial Corporation

The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years ended June 30, 2004, 2003 and 2002.

ASSETS	2004	2003
Cash and due from banks	$ 103	$ 407
Loan receivable from ESOP	404	523
Investment in First Federal Community Bank	15,880	15,726
Accrued interest receivable	6	12
Prepaid federal income taxes	336	239
Prepaid expenses and other assets	9	11
Total assets	**$16,738**	**$16,918**

SHAREHOLDERS' EQUITY	2004	2003
Shareholders' equity		
Common stock and additional paid-in capital	$7,910	$ 7,889
Retained earnings	12,385	12,202
Unrealized gains on securities designated as available for sale, net of related tax effects	(66)	8
Shares acquired by stock benefit plans	(444)	(559)
Treasury shares - at cost	(3,047)	(2,622)
Total shareholders' equity	$16,738	$16,918

	2004	2003	2002
Revenue			
Interest income	$6	$ 17	$ 30
Equity in earnings of subsidiary	813	1,153	1,221
Total revenue	819	1,170	1,251
General and administrative expenses	197	196	194
Earnings before income tax credits	622	974	1,057
Federal income tax credits	(65)	(58)	(56)
NET EARNINGS	**$687**	**$1,032**	**$1,113**

Condensed Financial Statements of FFD Financial Corporation

	2004	2003	2002
Cash provided by (used in) operating activities:			
Net earnings for the year	$687	$1,032	$1,113
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Undistributed earnings of subsidiary	(86)	(403)	(221)
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	32	(7)	(2)
Prepaid federal income taxes	(97)	(58)	(56)
Net cash provided by operating activities	536	564	834
Cash flows provided by investing activities:			
Proceeds from repayment of loan to ESOP	119	112	105
Cash flows provided by (used in) financing activities:			
Proceeds from other borrowed money		405	-
Repayments of other borrowed money		(405)	-
Proceeds from exercise of stock options	314	38	51
Purchase of treasury shares	(769)	(380)	(936)
Cash dividends paid on common stock	(504)	(459)	(446)
Net cash used in financing activities	(959)	(801)	(1,331)
Net (decrease) in cash and cash equivalents	(304)	(125)	(392)
Cash and cash equivalents at beginning of year	407	532	924
Cash and cash equivalents at end of year	$103	$ 407	$ 532

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

Related Party Transactions

In connection with construction work performed, the Bank paid a contractor approximately $187,000, during fiscal 2003. A principal of the contracting company also serves as a director of FFD Financial Corporation

FFD Financial Corporation and First Federal Community Bank Directors and Executive Officers

BOARD OF DIRECTORS OF FFD FINANCIAL CORPORATION AND FIRST FEDERAL COMMUNITY BANK

Richard A. Brinkman Jr.
Chief Executive Officer
AAA of Tuscarawas County

Stephen G. Clinton
President
Capital Market Securities, Inc.

Leonard L. Gundy
President
Benchmark Construction, Inc.

Enos L. Loader
Chairman of the Board and
Retired Senior Bank Officer

Robert D. Sensel
President and Chief Executive Officer
Dover Hydraulics, Inc.

DIRECTORS EMERITUS OF FFD FINANCIAL CORPORATION AND FIRST FEDERAL COMMUNITY BANK

J. Richard Gray
Chairman
Hanhart Agency, Inc.

Richard J. Herzig
Chairman - Retired
Toland-Herzig Funeral Homes, Inc.

Roy O. Mitchell, Jr.
Managing Officer - Retired
First Federal Community Bank

EXECUTIVE OFFICERS OF FFD FINANCIAL CORPORATION

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President, Treasurer and Chief
Financial Officer

Sally K. O'Donnell
Senior Vice President

Shirley A. Wallick
Corporate Secretary

EXECUTIVE OFFICERS OF FIRST FEDERAL COMMUNITY BANK

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President, Treasurer and Chief
Financial Officer

Sally K. O'Donnell
Senior Vice President

Shirley A. Wallick
Corporate Secretary

OTHER OFFICERS OF FIRST FEDERAL COMMUNITY BANK

Michele L. Larkin
Vice President

Mary M. Mitchell
Banking Officer

Kimberly Law-Montgomery
Assistant Secretary

SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 19, 2004, at 1:00 p.m., local time, at the Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

ANNUAL REPORT FORM 10-KSB

A copy of FFD's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

FFD Financial Corporation
321 North Wooster Avenue
Dover, Ohio 44622
Attention: Secretary

Notes:

FFD Financial Corporation
First Federal Community Bank

321 N. Wooster Ave
P.O. Box 38
Dover, Ohio

Phone: 330.364.7777
Toll Free: 866.849.3560

www.onlinefirstfed.com

NASDAQ SmallCap Symbol: FFDF